Exhibit 21.1

Transmeridian Exploration, Inc.

List of Subsidiaries

December 31, 2002

Name	Jurisdiction

Transmeridian Exploration, Inc	Delaware

TMEI Operating, Inc.	Texas

Transmeridian Exploration, Inc. (BVI)	British Virgin Islands

Transmeridian (Kazakhstan), Inc.	British Virgin Islands

SOJSC Caspi Neft TME	Republic of Kazakhstan

SOJSC Transmeridian Caspian Petroleum	Republic of Kazakhstan

Notes:

1)     All subsidiaries are 100% owned, directly or indirectly

2)     “SOJSC” stands for Subsidiary Open Joint Stock Company